Mail Stop 3720

August 25, 2006

Mr. Philip M. Cohen
President and Chief Executive Officer
Medical Media Television, Inc.
8406 Benjamin Road
Suite C
Tampa, FL 33634

> **RE: Medical Media Television, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2006**
> **and June 30,2006**
> **File No. 333-105840**

Dear Mr. Cohen:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5

Market for the Company's Common Equity and Related Stockholder Matters

Dividends

1.   Refer to your discussion of dividend of two shares of the company's restricted
        common stock for each share of common stock held by shareholders of record as
        of May 10, 2005. Given recurring net losses since inception, significant
        accumulated deficit, and the fact that the dividend was immediately preceded by a
        one for thirty reverse stock split on May 4, 2005, please tell us your basis for this
        distribution to shareholders. Also tell us the reason for the one for thirty reverse
        stock split.

Notes to Consolidated Financial Statements, page F-6

Note B – Mergers and Acquisitions, page F-8

2.   We note that the company issued 19,415,626 shares of restricted common stock to
        AFMN, Inc. in exchange for 100% of the outstanding shares of African American
        Medial Network. Those 19,415,626 shares represent 94% of the company's
        outstanding common stock at December 31, 2005, resulting in the transfer of a
        significant majority of the ownership interest in the company to AFMN, Inc.
        Please explain to us, in detail, the substance of this transaction and tell us how
        you considered the guidance in paragraph 17 of SFAS 141 in identifying the
        appropriate acquiring entity. Include in your discussion a description of the rights
        and features of your restricted common stock.

3.   Additionally, you do not appear to have provided all of the disclosures required
        by paragraphs 51 and 52 of SFAS 141 related to this acquisition. Please provide
        omitted disclosures, particularly with regard to the purchase price allocation.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested supplemental information. Please file your
response letter on EDGAR. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director